Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

August 19, 2010

Item 3	News Release

The news release was disseminated on August 19, 2010 by Stockwatch, Market Wire and Market News Publishing.

Item 4	Summary of Material Change

The Company announced closing of C$17.25 Million bought deal financing.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

August 19, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

August 19, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN ANNOUNCES CLOSING OF $17.25 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia – Oromin Explorations Ltd. (the “Company”) is pleased to announce the closing of its recently-announced bought deal equity financing. The Company sold 21,562,500 common shares (the “Common Shares”) at a price of $0.80 per Common Share for gross proceeds of $17,250,000 (the “Offering”), which included 2,812,500 Common Shares sold pursuant to the full exercise of the underwriters’ over-allotment option.

The Offering was underwritten by a syndicate of underwriters led by Cormark Securities Inc. and RBC Capital Markets and including Mackie Research Capital Corporation and Toll Cross Securities Inc. (the “Underwriters”).

The net proceeds of the Offering will be used to conduct further exploration activities at the Company’s Sabodala Project in Senegal as well as for general corporate purposes.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Oromin Explorations Ltd.
David Scott
Investor Relations
T. (604) 331-8772 or Toll-Free (877) 529-8475
F. (604) 331-8773
dscott@mine-tech.com
www.oromin.com

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release